                                               Filed pursuant to Rule 424(b)(5)
                                                     Registration No. 333-35501

PROSPECTUS SUPPLEMENT
(To prospectus dated September 17, 1997)

                               6,000,000 Shares
[LOGO OF DOMINION]         Dominion Resources, Inc.


                                 Common Stock

                               ----------------

  All of the shares of common stock being offered are being sold by Dominion. Our common stock is listed and traded on the New York Stock Exchange under the symbol "D." The shares of common stock offered hereby will also be listed on the New York Stock Exchange. The reported last sale price of the common stock on the New York Stock Exchange on November 20, 2000 was $62 7/8 per share.


  The underwriter has agreed to purchase from Dominion the shares of common stock offered hereby for a purchase price of $59.07 per share. The proceeds to Dominion from the sale of the shares of common stock will be $354,420,000.


  The common stock offered hereby may be offered by the underwriter from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

                               ----------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

  The shares of common stock will be ready for delivery on or about November 27, 2000.


                               ----------------

                              Merrill Lynch & Co.

                               ----------------


         The date of this prospectus supplement is November 21, 2000.

                               Table of Contents

  Page
  ----
                             Prospectus Supplement
Where You Can Find More Information........................................  S-3
Forward Looking Information................................................  S-3
Dominion...................................................................  S-4
Common Stock Price Range and Dividends.....................................  S-9
Capitalization............................................................. S-10
Use of Proceeds............................................................ S-11
Description of Common Stock................................................ S-11
Underwriting............................................................... S-14
Legal Opinions............................................................. S-16

                                   Prospectus

About This Prospectus......................................................    2
Where You Can Find More Information........................................    2
The Company................................................................    3
Use of Proceeds............................................................    3
Ratio of Earnings to Fixed Charges.........................................    3
Description of Debt Securities.............................................    3
Description of Capital Stock...............................................    7
Virginia Stock Corporation Act and the Articles and the Bylaws.............    8
Plan of Distribution.......................................................   11
Legal Opinions.............................................................   12
Experts....................................................................   12

                               ----------------
   This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the shares of common stock we are offering and certain other matters relating to us and our financial condition. The second part, the prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the common stock we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the description of the common stock in the prospectus supplement differs from the description of common stock in the accompanying prospectus, you should rely on the information in the prospectus supplement.

   You should rely only on the information contained in this document or to which this document refers you. We have not, and the underwriter has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and later information that we file with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus supplement have been sold:

 . Annual Report on Form 10-K and Form 10-K/A for the year ended December 31,
  1999;

 . Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June
  30, 2000 and September 30, 2000; and

 . Current Reports on Form 8-K and Form 8-K/A, filed January 3, 2000, February
  1, 2000, March 23, 2000, June 21, 2000, June 22, 2000, July 11, 2000,
  September 11, 2000, October 12, 2000, November 2, 2000 and November 16,
  2000.

  You may request a copy of these filings, at no cost, by writing or telephoning us at: Corporate Secretary, Dominion, 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

FORWARD LOOKING INFORMATION

  We have included certain information in this document which is "forward looking information" as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this document. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed.

  Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. We have identified a number of these factors in our filings with the SEC, including our most recent Quarterly Report on Form 10-Q which is incorporated by reference in this prospectus, and we refer you to those reports for further information. They include fluctuations in energy-related commodities prices, weather conditions, capital market conditions, the risks of operating businesses in regulated industries that are in the process of becoming deregulated, completing the integration of Consolidated Natural Gas Company (CNG) with the remainder of our business and completing the divestitures of Dominion Capital, Inc. and CNG International.

DOMINION

  Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of October 31, 2000, we had approximately $28 billion in assets.

  Our primary operating segments are:

   Dominion Energy--Dominion Energy manages our 19,000 megawatt portfolio of electric power generation, our 7,600 miles of gas transmission pipeline and a 885 billion cubic foot natural gas storage network. It also guides our generation growth strategy and our commodity trading, marketing and risk management activities. We currently operate generation facilities in Virginia, West Virginia, North Carolina and Illinois.

   Dominion Delivery--Dominion Delivery manages our local electric and gas distribution systems serving 3.8 million customers, our 6,000 miles of electric transmission lines and our customer service operations. We currently operate transmission and distribution systems in Virginia, West Virginia, North Carolina, Pennsylvania and Ohio. Dominion Delivery also includes Dominion Telecom with its 3,620 route-mile fiber optic network and related telecommunications and advanced data services located principally in the northeast quadrant of the United States.

   Dominion Exploration & Production--Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With approximately 2.8 trillion cubic feet of natural gas equivalent reserves and 320 billion cubic feet of annual production, Dominion Exploration & Production is one of the nation's largest independent oil and gas operators. We operate on the outer continental shelf and deep water areas of the Gulf of Mexico, western Canada, the Appalachian Basin and other selected regions in the continental United States.

Opportunities

  Dominion is operating in an industry undergoing fundamental change. We believe that the United States energy markets are currently characterized by increasing demand that is outpacing supply. This situation results from increased use of energy, inadequate investment in new generation facilities and the need to replace older power plants. Further, a new com- petitive environment is emerging from a past characterized by cost-of-service rate regulation and monopoly franchise territories. This situation creates opportunities for development of new generation capacity and acquisition of existing generation assets. We believe these opportunities will be significant as capacity shortages persist and various industry participants seek to divest generation assets to comply with regulatory directives and implement changing business strategies.

  We believe similar opportunities exist in our delivery and exploration and production businesses as demand outpaces supply. Today's commodity prices reflect the current demand for natural gas and oil and, with more than 90% of new power plants under development planning to use natural gas for fuel, we believe the long term fundamentals of delivery and production of natural gas and oil will remain strong.

  Changes in the energy markets also require that producers and their principal customers manage the risks associated with producing and delivering energy commodities. Knowledgeable industry participants are able to market energy commodities profitably and to manage the risks associated with commodity market price fluctuations.

Competitive Strengths

  We believe that we are well positioned in the new energy environment based on our following competitive strengths:

   Size and Scale--Our size and scale give us the critical mass needed to provide the financial strength, flexibility and economies of scale necessary to compete in the new energy marketplace. In addition, our size has provided better access to capital and improved opportunities for expansion.

   MAIN to Maine Focus--We are concentrating our efforts in the Midwest, Northeast and Mid-Atlantic regions of the United States, which we call the "MAIN to Maine" region. In the power industry, "MAIN" means the Middle American Interconnected Network, which comprises the states of Missouri, Illinois, Wisconsin, Michigan and Indiana. The MAIN to Maine region is home to approximately 40% of the nation's demand for energy. It also has some of the nation's highest energy prices and, as a result, is rapidly moving toward industry deregulation and restructuring. Our CNG acquisition, completed in early 2000, substantially increased our concentration of assets and customers in the region.

   Integrated Asset Base--We have the capability to discover and produce gas, store it, sell it or use it to generate power; we can generate electricity to sell to customers in our retail markets or in wholesale transactions. This optionality gives us the ability to produce and sell energy in whatever form we find most useful and economic. We also operate North America's largest natural gas storage system, which gives us the flexibility to provide supply when it is most economically advantageous to do so. As a fully integrated enterprise active in all aspects of the energy supply chain, we have the ability to optimize the value of our energy portfolio to maximize return on invested capital.

   Market Knowledge--We capitalize on our in-depth knowledge of our trading and customer markets. Specifically, our knowledge of the energy trading market allows us to not only manage market risks but also to maximize the value of our energy portfolio. As our industry deregulates, we know that we must remain focused on reliably and efficiently serving our customer base in order to retain existing customers and add new ones.

   Investor Focus--The financial interests of our employees and management are strongly aligned with the interests of our investor base. They own more than 16 million shares and together would be Dominion's largest shareholder. Incentive programs in the form of stock options further align the interests of our employees with those of our investors.

Focused Growth

 Our growth strategy is focused on the MAIN to Maine region and building on the platform provided by our current asset base.

   Dominion Energy--During the period from 2000 to 2005, we plan to have added nearly 10,000 megawatts of generation capacity through new plants, expanded capacity and acquisitions. As part of this plan, 1,100 megawatts of gas-fired generation capacity are already on line. An additional 800 megawatts is under construction or in regulatory approval stages in Virginia. We recently announced our agreement to acquire, for approximately $1.3 billion, the 2,000 megawatt Millstone nuclear facility in Connecticut. We have sited four new generation plants with combined capacity of approximately 2,000 megawatts along the Dominion gas pipelines in Ohio, Pennsylvania and West Virginia. Additional anticipated capacity expansion of 4,000 megawatts is also planned, including capacity expansions at our Elwood facility in Illinois. To support these plans, we have acquired or have options to acquire 45 General Electric turbines and eight steam turbines which will be sufficient to support our 8,000 megawatts of generation expansion.

   Dominion Delivery--We expect continued growth in our distribution business as a result of increasing our customer base and improving our operational efficiencies through technological advances and development. In the telecommunications market, we believe that the rapid growth in bandwidth demand occurring in the U.S. will continue. In particular, we believe significant opportunities for bandwidth expansion exist in smaller markets that have not yet been targeted by the expansion strategies of the major participants in the telecommunications industry. We have recently announced our decision to expand Dominion Telecom in the MAIN to Maine region, initially through acquisitions of existing fiber capacity and through joint development projects with third parties. We have targeted expansion of our fiber optic network to 7,000 route-miles by the end of 2001.

   Dominion Exploration & Production--Over the next four years, we plan 10 to 15 percent average annual growth in BCFe production. We anticipate that this growth will be primarily drill-bit driven from existing resources including our offshore and Gulf Coast exploration program. Other growth will be acquisition driven, such as our recent $85 million acquisition of operating wells and undeveloped locations from Suemaur Exploration Partners and others.

  Because of the changes our industry is undergoing, we continue to encounter opportunities for acquisitions of assets and business combinations that would be consistent with our strategic principles. We regularly investigate any opportunities we learn about that may increase shareholder value or build on our existing asset platform. We often participate in bidding and negotiating processes for those transactions. Any acquisitions or combinations of this type will likely require us to access external financing sources or issue additional equity.

  As we build our geographically focused business, we are also divesting our assets outside of the targeted MAIN to Maine region. We divested our Latin American power generation assets to Duke Energy International for approximately $405 million. We also recently completed the sale of CNG's Argentine operations for $145 million to Sempra Energy International and the sale of our 80% interest in a British power station to

PowerGen plc for approximately $73 million. We are actively exploring the sale of CNG's remaining international operations in Australia.

  Other divestitures will also be completed as a result of regulatory requirements imposed in connection with the CNG merger. As part of the SEC order approving the merger under the Public Utility Holding Company Act of 1935, we are required to divest Dominion Capital. The SEC has allowed three years for this to be accomplished. We recently agreed to sell $948 million principal amount of commercial loans held by First Source Financial, a unit of Dominion Capital, to GE Capital Commercial Finance. To date we have completed the sale of approximately $730 million principal amount of these loans and expect to complete the sale of an additional approximately $93 million principal amount by 2001. The remaining loans were paid off in accordance with their terms. We also sold an additional $640 million principal amount of commercial loans held by First Source Financial through an affiliated special purpose collateralized loan vehicle on October 11, 2000.

  Also, during the merger approval process, we and CNG agreed to divest Virginia Natural Gas, CNG's gas distribution subsidiary located in Virginia Beach, Virginia. We completed the sale of VNG to AGL Resources, Inc. for cash proceeds of $533 million on October 6, 2000.

  Proceeds from these transactions and from the sales of non-core assets described above are expected to raise more than $1.5 billion which will be applied to reduce debt.

Principal Subsidiaries

  Dominion's principal subsidiaries include Virginia Electric and Power Company (Dominion Virginia Power), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, and CNG, a producer, transporter, distributor and retail marketer of natural gas serving customers in Pennsylvania, Ohio, West Virginia, New York and various cities in the Northeast and Mid-Atlantic. Dominion's other principal subsidiaries include Dominion Energy, Inc., an independent power and natural gas subsidiary, and Dominion Capital, Inc., its financial services subsidiary.

  In 1999, the Governor of Virginia signed into law the Virginia Electric Utility Restructuring Act establishing a detailed plan to restructure the electric utility industry in Virginia. The new law provides for deregulation of generation and implementation of customer choice beginning in 2002.

  The new law also requires, among other things, the functional separation of the generation, transmission and retail distribution of incumbent electric utilities. Virginia electric utilities are required to file their functional separation plans with the Virginia State Corporation Commission by January 1, 2001. Dominion Virginia Power filed its functional separation plan with the Virginia Commission on November 1, 2000. Under the plan, Dominion Virginia Power proposes to separate its generation assets and operations from its electric transmission and distribution assets and operations. Dominion Virginia Power would transfer its generation assets, including its obligations under its non-utility generation contracts, to a new company, Dominion Generation, which would be spun off to Dominion.

  Dominion Virginia Power would retain its electric transmission and distribution assets. Dominion Generation would supply Dominion Virginia Power with electric power until July 1, 2007 pursuant to a power purchase agreement.

  Our legal structure is not currently the same as the operating segments we use to manage our business. The functional separation of Dominion Virginia Power's regulated and unregulated businesses may, with regulatory approval, provide us with the opportunity to realign, in part, our legal structure with our operating segments.

  For additional information about our company, see WHERE YOU CAN FIND MORE INFORMATION in this prospectus supplement.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

  Our common stock is listed on the New York Stock Exchange under the symbol "D." The following table sets forth the range of intra-day high and low sale prices, as reported on the NYSE Composite Tape, and the cash dividends declared on the common stock for the periods indicated:

Price Range                                          High       Low    Dividends
-----------                                        --------- --------- ---------
1998
  First Quarter................................... $42 15/16 $39 3/8    $0.645
  Second Quarter..................................  42 1/16   37 13/16   0.645
  Third Quarter...................................  44 15/16  39 5/16    0.645
  Fourth Quarter..................................  48 15/16  44 3/8     0.645
1999
  First Quarter................................... $47 1/16  $36 7/8     0.645
  Second Quarter..................................  44 13/16  36 9/16    0.645
  Third Quarter...................................  47 3/16   43         0.645
  Fourth Quarter..................................  49 3/8    39 1/4     0.645
2000
  First Quarter...................................  43 1/8    34 13/16   0.645
  Second Quarter..................................  47 1/2    38 1/16    0.645
  Third Quarter...................................  59 13/16  42 13/16   0.645
  Fourth Quarter (through November 20, 2000)......  63 11/16  50 3/4     0.645

  On November 20, 2000, the reported last sale price of the common stock on the NYSE was $62 7/8 per share.

  Dividends on our common stock are paid as declared by Dominion's board of directors. On October 20, 2000 our board of directors declared a dividend of $0.645 per share payable on December 20, 2000 to shareholders of record on November 24, 2000. Dividends are typically paid on the 20th of March, June, September and December. Dividends can be paid by check or electronic deposit, or may be reinvested.

                                 CAPITALIZATION

  The table below shows our capitalization on a consolidated basis as of September 30, 2000. The "As Adjusted for Completed Offering" column reflects our capitalization after giving effect to our October 12, 2000 issuance and sale of 8,250,000 stock purchase units consisting of a common stock purchase contract and a senior note issued by Dominion (the "Completed Offering"), and the use of the net proceeds from the Completed Offering.

  The "As Fully Adjusted" column reflects our capitalization after giving effect to the Completed Offering, this offering of common stock, and the use of the net proceeds from both offerings.

  You should read this table along with our audited financial statements contained in our most recent Annual Report on Form 10-K as well as the information presented in our Quarterly Reports on Form 10-Q. See WHERE YOU CAN FIND MORE INFORMATION in this prospectus supplement.

                                                      September 30, 2000
                                                ------------------------------
                                                         As Adjusted
                                                        for Completed As Fully
                                                Actual    Offering    Adjusted
                                                ------- ------------- --------
                                                        (in millions)
Short-term debt/1.........................../.. $ 3,946    $ 3,546    $ 3,192
Long-term debt, stock purchase units and
 capital lease obligations.....................  11,322     11,734     11,734
Obligated mandatorily redeemable preferred
 securities of subsidiary trusts...............     385        385        385
Preferred stock................................     509        509        509
Common shareholders' equity....................   6,686      6,667/2/   7,021
                                                -------    -------    -------
Total capitalization........................... $22,848    $22,841    $22,841
                                                =======    =======    =======

--------
/1/Includes securities due within one year.
/2/Reflects an adjustment of approximately $19 million representing the present value of contract adjustment payments related to the stock purchase units.

USE OF PROCEEDS

  We intend to use the net proceeds from the sale of the shares of common stock for general corporate purposes, including the repayment of short-term debt and the financing of our proposed $1.3 billion acquisition of the approximately 2,000 megawatt Millstone nuclear facility which we expect to complete by April 1, 2001. Pending the closing of the Millstone acquisition we may use the proceeds to reduce our short term debt, including commercial paper, issued in connection with our acquisition of CNG. At October 31, 2000, the weighted average maturity date of our approximately $1.0 billion of outstanding commercial paper was approximately 16.97 days and the weighted average interest rate was approximately 6.81%.

DESCRIPTION OF COMMON STOCK

  This Description of Common Stock, including the description of the Virginia Stock Corporation Act and the Articles and Bylaws, replaces and updates the corresponding sections in the base prospectus. You should read these sections in this prospectus supplement instead of the corresponding sections in the base prospectus.

 Outstanding Shares

  As of October 31, 2000, our authorized capital stock was 520,000,000 shares. Those shares consisted of: (a) 20,000,000 shares of preferred stock, none of which were outstanding; and (b) 500,000,000 shares of common stock, of which 239,133,620 shares were outstanding. No holder of shares of common stock or preferred stock has any preemptive rights.

 Listing

  Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "D." The shares of common stock offered hereby and any additional common stock we issue will also be listed on the NYSE.

 Dividends

  Common shareholders may receive dividends when declared by the Board of Directors. Dividends may be paid in cash, stock or other form. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders. Under certain circumstances, the Subordinated Indenture (as defined in the prospectus) also restricts our ability to pay cash dividends.

 Fully Paid

  All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

 Voting Rights

  Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to cumulative voting rights.

 Other Rights

  We will notify common shareholders of any shareholders' meetings according to applicable law. If we liquidate, dissolve or wind up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders.

 Transfer Agents and Registrars

  We, along with Continental Stock Transfer & Trust Company, are transfer agent and registrar. You may contact us at the address listed on page S-3 or Continental Stock Transfer & Trust Company located in New York, New York.

Virginia Stock Corporation Act and the Articles and the Bylaws

 General

  We are a Virginia corporation subject to the Virginia Stock Corporation Act (the Virginia Act). Provisions of the Virginia Act, in addition to provisions of our Articles of Incorporation and Bylaws, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have an anti-takeover effect. This anti-takeover effect may, in some circumstances, reduce the control premium that might otherwise be reflected in the value of our common stock. If you are buying this stock as part of a short-term investment strategy, this might be especially important to you.

  We have summarized the key provisions below. You should read the actual provisions of our Articles and Bylaws and the Virginia Act that relate to your individual investment strategy.

 Business Combinations

  Our Articles require that any merger, share exchange or sale of substantially all of the assets of the company be approved by a plurality of the shares represented at a meeting where a quorum is present. Abstentions and broker non-votes have the same effect as a vote against the matter.

  Section 13.1-725 of the Virginia Act contains several provisions relating to transactions with interested shareholders. Interested shareholders are holders of more than 10% of any class of a corporation's outstanding voting shares. Transactions between a corporation and an interested shareholder are referred to as affiliated transactions. The Virginia Act requires that material affiliated transactions must be approved by at least two-thirds of the shareholders not including the interested shareholder. Affiliated transactions requiring this two-thirds approval include mergers, share exchanges, material dispositions of corporate assets, dissolution or any reclassification of the corporation with its subsidiaries which increases the percentage of voting shares owned by an interested shareholder by more than five percent.

  For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares, and majority approval of disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder and was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required.

  The provisions of the Virginia Act relating to affiliated transactions do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder.

  The Virginia Act permits corporations to opt out of the affiliated transactions provisions. We have not opted out.

  The Virginia Act also contains provisions regulating certain control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold voting percentages (20%, 33 1/3%, or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

  Our Bylaws give us the right to redeem the shares purchased by an acquiring person in a control share acquisition. We can do this if the acquiring person fails to deliver a statement to us listing information required by the Virginia Act or if our shareholders vote not to grant voting rights to the acquiring person.

  The Virginia Act permits corporations to opt out of the control share acquisition provisions. We have not opted out.

 Directors' Duties

  The standards of conduct for directors of Virginia corporations are listed in
Section 13.1-690 of the Virginia Act. Directors must discharge their duties in accordance with their good faith business judgement of the best interest of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors' actions are not subject to a reasonableness or prudent person standard. Virginia's federal and state courts have focused on the process involved with directors' decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

 Board of Directors

  Members of our Board of Directors serve one-year terms and are elected annually.

 Shareholder Proposals and Director Nominations

  Our shareholders can submit shareholder proposals and nominate candidates for the Board of Directors if the shareholders follow advance notice procedures described in our Bylaws.

  To nominate directors, shareholders must submit a written notice to our corporate secretary at least 60 days before a scheduled meeting. The notice must include the name and address of the shareholder and of the nominee, a description of any arrangements between the shareholder and the nominee, information about the nominee required by the SEC, the written consent of the nominee to serve as a director and other information.

  Shareholder proposals must be submitted to our corporate secretary at least 90 days before the first anniversary of the date of our last annual meeting. The notice must include a description of the proposal, the reasons for presenting the proposal at the annual meeting, the text of any resolutions to be presented, the shareholder's name and address and number of shares held and any material interest of the shareholder in the proposal.

  Director nominations and shareholder proposals that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.

 Meetings of Shareholders

  Under our Bylaws, meetings of the shareholders may be called only by the chairman of the board, the president or a majority of the Board of Directors. This provision could have the effect of delaying until the next annual shareholders' meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a shareholder, such as electing new directors or approving a merger, only at a duly called shareholders' meeting.

 Amendment of Articles

 Generally, our Articles may be amended by a majority of the votes present by each voting group entitled to vote on a given matter. Some provisions of the Articles, however, may only be amended or repealed by a vote of at least two-thirds of the outstanding shares entitled to vote.

 Indemnification

 We indemnify our officers and directors to the fullest extent permitted under Virginia law against all liabilities incurred in connection with their service to us.

 Limitation of Liability

 Our Articles provide that our directors and officers will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors or officers, unless they violated their duty of loyalty to us or our shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors or officers. This provision applies only to claims against directors or officers arising out of their role as directors or officers and not in any other capacity. Directors and officers remain liable for violations of the federal securities laws and we retain the right to pursue legal remedies other than monetary damages, such as an injunction or rescission for breach of the officer's or director's duty of care.

UNDERWRITING

  Under the terms and subject to the conditions contained in a purchase agreement dated November 21, 2000, we have agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the Underwriter) and the Underwriter has agreed to purchase from us 6,000,000 shares of common stock.

  The purchase agreement provides that the Underwriter is obligated to purchase all the shares of common stock in the offering if any are purchased.

  The Underwriter has agreed to purchase the shares of common stock offered hereby for a purchase price of $59.07 per share. The proceeds to Dominion from the sale of the shares of common stock will be $354,420,000.

  We estimate that our out of pocket expenses for this offering will be approximately $200,000.

  The distribution of the shares of common stock by the Underwriter may be effected from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of any shares of common stock hereby, the Underwriter may be deemed to have received compensation from Dominion equal to the difference between the amount received by the Underwriter upon the sale of such common stock and the price at which the Underwriter purchased such common stock from Dominion. In addition, if the Underwriter sells common stock to or through certain dealers, such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or any purchasers of common stock for whom they may act as agent. The Underwriter may also receive compensation from the purchasers of common stock for whom it may act as agent.

  The shares of common stock are being offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

  We have agreed to indemnify the Underwriter against liabilities under the Securities Act, or contribute to payments that the Underwriter may be required to make in that respect.

  Dominion and our executive officers and directors have agreed, subject to limited exceptions, without the prior written consent of the Underwriter, during the period ending 90 days after the date of this prospectus supplement, not to directly or indirectly:

 . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or file any registration statement under the Securities Act with respect to any of the above; or

 .enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

  These restrictions do not apply to:

 .the sale of the shares of common stock to the Underwriter;

 .the issuance by Dominion of any shares of common stock upon the exercise of an option or warrant, or the conversion of a security outstanding on the date of this prospectus supplement;

 . the creation or recreation of Dominion's stock purchase units or the issuance of shares of common stock upon early settlement of Dominion's stock purchase units.

 .the issuance by Dominion of shares of common stock, or options to purchase any shares of common stock granted, in connection with our employee benefit plans, employee share purchase plans, non-employee director stock plans, dividend reinvestment plans and the Dominion Direct Investment plan;

 .the sale or surrender to Dominion by any of our executive officers or directors of any options or shares of common stock underlying options in order to pay the exercise price or taxes associated with the exercise of options;

 .the issuance by us of shares of common stock in connection with acquisitions that close more than 90 days after this offering or any acquisition in which the party receiving the shares of common stock agrees to be bound by such restrictions;

 .transactions by any person other than Dominion relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock;

 .transfers by any person, other than Dominion, by gift, will or intestacy, or to affiliates or immediate family members, provided that the transferee agrees to be bound by such restriction; or

 .the filing by Dominion of a shelf registration statement from which Dominion will not offer any such securities during the 90-day period.

  Until the distribution of the shares is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase our common stock. If the Underwriter creates a short position in our common stock in connection with the offering (i.e., if it sells more shares of common stock than are set forth on the cover page of this prospectus supplement), the Underwriter may reduce that short position by purchasing common stock in the open market. In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither we nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Merrill Lynch has from time to time provided investment or commercial banking services to us in the past and is likely to do so in the future. It receives customary fees and commissions for these services.

LEGAL OPINIONS

  Certain legal matters in connection with the offering of the common stock will be passed upon for Dominion by McGuireWoods LLP, and for the Underwriter by Mays & Valentine, L.L.P., who also perform certain legal services for us on other matters.

Prospectus


DOMINION RESOURCES, INC.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2000

                                  $950,000,000

                                Debt Securities
                                Preferred Stock
                                  Common Stock

    -------------------------------------------------------------------

   We will provide specific terms of these securities in supplements to this prospectus.
You should read this prospectus and any supplement carefully before you invest.

    -------------------------------------------------------------------

These securities have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated September 17, 1997.

ABOUT THIS PROSPECTUS

  This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $950,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

  We are participating in the SEC's plain English program. This is an initiative launched by the SEC to make prospectuses and other information more understandable to the general investor. To see more detail, you should read the exhibits filed with this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

 . Annual Report on Form 10-K for the year ended December 31, 1996;

 . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June
  30, 1997;

 . Current Reports on Form 8-K, filed January 23, 1997 and Form 8-K/A, filed
  March 20, 1997; and

 . The description of the Company's common stock contained in Form 8-B (Item 4) dated April 29, 1983.

  You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

  Corporate Secretary
  Dominion
  120 Tredegar Street
  Richmond, Virginia 23219
  (804) 819-2000

  You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.
You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY

  Dominion Resources, Inc. is a holding company headquartered in Richmond, Virginia. Our operating subsidiaries are:

 . Virginia Power/North Carolina Power, principally an electric utility serving two million residences and businesses in a 30,000-square-mile region from northern Virginia to northeastern North Carolina. It owns and operates nuclear, coal, natural gas, oil and hydroelectric power stations;

 . Dominion Energy, Inc., an independent power and natural gas subsidiary. It has ownership and operating interests in 27 generating facilities in six U.S. states, Argentina, Belize, Bolivia and Peru. This company has about 460 billion cubic feet of proven natural gas reserves throughout several major regions of the United States;

 . Dominion Capital, Inc., a financial services and real estate subsidiary, with commercial and mortgage lending entities, a full-service commercial real estate company, a large hydroelectric station in Louisiana, and a variety of debt and equity investments; and

 . East Midlands Electricity plc, principally an electric power distribution and supply company serving 2.3 million homes and businesses in the East Midlands region of the United Kingdom.

USE OF PROCEEDS

  The net proceeds from the sale of the offered securities will be used for general corporate purposes including repayment of debt. This debt may include approximately $910 million incurred in connection with the purchase of East Midlands in early 1997.

RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Twelve
Months
ended   Twelve Months ended Dec.
 June              31,
 30,    --------------------------
 1997   1996   1995 1994 1993 1992
------  -----  ---- ---- ---- ----
 2.38    2.75  2.56 2.77 2.90 2.69

  These computations include us and our subsidiaries, and 50% or less equity companies. For these ratios, "earnings" is determined by adding "total fixed charges" (excluding interest capitalized), income taxes, minority common stockholders equity in net income and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies in which at least 20% but less than 50% equity is owned. For this purpose, "total fixed charges" consists of
(1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

DESCRIPTION OF DEBT SECURITIES

  The Debt Securities will be our direct unsecured general obligations. The Debt Securities will be either senior debt securities or subordinated debt securities. The Debt Securities will be issued under one or more separate indentures between us and The Chase Manhattan Bank as Trustee. Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture". Together the Senior Indentures and the Subordinated Indentures are called "Indentures".

  We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

  The Debt Securities will be our direct, unsecured obligations. The Senior Debt Securities will rank equally with all of our other senior and unsubordinated debt. The Subordinated Debt Securities will have a junior position to all of our Senior Debt.

  Because we are a holding company that conducts all of our operations through our subsidiaries, holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. Virginia Power has 6,890,140 outstanding shares of preferred stock. All of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of June 30, 1997, our subsidiaries had approximately $7.8 billion of outstanding debt.

  A prospectus supplement and a supplemental indenture relating to any series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

 . The title and type of the Debt Securities;

 . The total principal amount of the Debt Securities;

 . The percentage of the principal amount at which the Debt Securities will be issued and any payments due if the maturity of the Debt Securities is accelerated;

 . The dates on which the principal of the Debt Securities will be payable;

 . The interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

 . Any optional redemption periods;

 . Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

 . Any provisions granting special rights to holders when a specified event occurs;

 . Any changes to or additional Events of Defaults or covenants;

 . Any special tax implications of the Debt Securities, including provisions for Original Issue Discount Securities, if offered; and

 . Any other terms of the Debt Securities.

  None of the Indentures limits the amount of Debt Securities that may be issued. Each Indenture allows Debt Securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

  Debt Securities of a series may be issued in registered, bearer, coupon or global form. (Sections 201 & 203.)

Denominations

  The prospectus supplement for each issuance of Debt Securities will state whether the securities will be issued in registered form of $1,000 each or multiples thereof or bearer form of $5,000 each.

Subordination

  Under the Subordinated Indenture, payment of the principal, interest and any premium on the Subordinated Debt Securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. The Subordinated Indenture provides that no payment of principal, interest and any premium on the Subordinated Debt Securities may be made in the event:

 . of any insolvency, bankruptcy or similar proceeding involving the Company or our property, or

 . we fail to pay the principal, interest, any premium or any other amounts on any Senior Debt when due.

  The Subordinated Indenture will not limit the amount of Senior Debt that we may incur.

  "Senior Debt" is defined to include all notes or other unsecured evidences of indebtedness including guarantees of the Company for money borrowed by the Company, not expressed to be subordinate or junior in right of payment to any other indebtedness of the Company.

Consolidation, Merger or Sale

  Each Indenture generally permits a consolidation or merger between us and another corporation. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation shall assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indentures.

  However, we will only consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the Indentures. The remaining or acquiring corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indenture. Thereafter, the successor corporation may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our Board of Directors or any of our officers may be done by the board or officers of the successor corporation. If we sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under any Indenture and under the Debt Securities. (Sections 801& 802.)

Modification of Indentures

  Under each Indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Sections 901 & 902.)

Events of Default

  "Event of Default" when used in an Indenture, will mean any of the following:

 . failure to pay the principal or any premium on any Debt Security when due;

 . failure to deposit any sinking fund payment when due;

 . failure to pay interest on any Debt Security for 30 days;

 . failure to perform any other covenant in the Indenture that continues for 90 days after being given written notice;

 . certain events in bankruptcy, insolvency or reorganization of the Company; or

 . any other Event of Default included in any Indenture or supplemental indenture. (Section 501.)

  An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under an Indenture. The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders. (Section 602.)

  If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502.)

  Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. (Section 601.) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Section 512.)

Covenants

  Under the Indentures, we will:

 . pay the principal, interest and any premium on the Debt Securities when due;

 . maintain a place of payment;

 . deliver a report to the Trustee at the end of each fiscal year reviewing the Company's obligations under the Indentures; and

 . deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

Payment and Transfer

  Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the Debt Securities are registered on days specified in the Indentures or any prospectus supplement. Debt Securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement. (Section 307.)

  Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 1002.)

Global Securities

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 203.)

  Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants.

Defeasance

  We will be discharged from our obligations on the Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of the series. If this happens, the holders of the Debt Securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities. (Section 401.)

  Under Federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the Debt Securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the Federal income tax law.

DESCRIPTION OF CAPITAL STOCK

  As of June 30, 1997, our authorized capital stock was 320,000,000 shares. Those shares consisted of: (a) 20,000,000 shares of preferred stock, none of which were outstanding; and (b) 300,000,000 shares of common stock, of which 185,604,273 shares were outstanding.

Common Stock

Listing

  Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "D". Any additional common stock we issue will also be listed on the NYSE.

Dividends

  Common shareholders may receive dividends when declared by the Board of Directors. Dividends may be paid in cash, stock or other form. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders.

Fully Paid

  All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

Voting Rights

  Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to preemptive or cumulative voting rights.

Other Rights

  We will notify common shareholders of any shareholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders.

Transfer Agents and Registrars

  We, along with Chase Mellon Shareholder Services, are transfer agent and registrar. You may contact us at the address listed on page 2 or Chase Mellon located in Ridgefield, New Jersey.

Preferred Stock

  The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, the specific designations and rights will be described in the prospectus supplement and a description will be filed with the SEC.

  Our Board of Directors can, without approval of shareholders, issue one or more series of preferred stock. The Board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

  The preferred stock will, when issued, be fully paid and non-assessable.

  The transfer agent, registrar, and dividend disbursement agent for a series of preferred stock will be named in a prospectus supplement. The registrar for shares of preferred stock will send notices to shareholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

VIRGINIA STOCK CORPORATION ACT AND THE ARTICLES AND THE BYLAWS

General

  We are a Virginia corporation subject to the Virginia Stock Corporation Act (the "Virginia Act"). Provisions of the Virginia Act, in addition to provisions of our Articles of Incorporation and Bylaws, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have an anti-takeover effect. This anti-takeover effect may, in some circumstances, reduce the control premium that might otherwise be reflected in the value of our common stock. If you are buying this stock as part of a short-term investment strategy, this might be especially important to you.

  We have summarized the key provisions below. The descriptions are not complete.

You should read the actual provisions of our Articles and Bylaws and the Virginia Act that relate to your individual investment strategy.

Business Combinations

  The Virginia Act and our Articles generally require that any merger, share exchange or sale of substantially all of the assets of a corporation be approved by at least two-thirds of the votes entitled to be cast by each voting group entitled to vote.

  Section 13.1-725 of the Virginia Act contains several provisions relating to transactions with "interested shareholders." Interested Shareholders are holders of more than 10% of any class of a corporation's outstanding voting shares. Transactions between a corporation and an Interested Shareholder are referred to as Affiliated Transactions. The Virginia Act requires that material affiliated transactions must be approved by at least two-thirds of the shareholders not including the Interested Shareholder. Affiliated Transactions requiring this two-thirds approval include mergers, share exchanges, material dispositions of corporate assets, dissolution or any reclassification of the corporation with its subsidiaries which increases the percentage of voting shares owned by an Interested Shareholder by more than five percent.

  For three years following the time that a shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with the Interested Shareholder without approval of two-thirds of the disinterested voting shares, and majority approval of "Disinterested Directors." A Disinterested Director is a director who was a director on the date on which an Interested Shareholder became an Interested Shareholder and was recommended for election or elected by a majority of the Disinterested Directors then on the board. After three years, the approval of the Disinterested Directors is no longer required.

  The provisions of the Virginia Act relating to Affiliated Transactions do not apply if a majority of Disinterested Directors approve the acquisition of shares making a person an Interested Shareholder.

  The Virginia Act permits corporations to opt out of the Affiliated Transactions provisions. We have not opted out.

  The Virginia Act also contains provisions regulating certain "control share acquisitions," which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold voting percentages (20%, 33 1/3% or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

  Our Bylaws give us the right to redeem the shares purchased by an acquiring person in a control share acquisition. We can do this if the acquiring person fails to deliver a statement to us listing information required by the Virginia Act or if our shareholders vote not to grant voting rights to the acquiring person.

  The Virginia Act permits corporations to opt out of the control share acquisition provisions. We have not opted out.

Directors' Duties

  The standards of conduct for directors of Virginia corporations are listed in
Section 13.1-690 of the Virginia Act. Directors must discharge their duties in accordance with their "good faith business judgement of the best interest of the corporation". Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors' actions are not subject to a "reasonableness" or "prudent person" standard. Virginia's Federal courts have focused on the process involved with directors' decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

Board of Directors

  Members of our Board of Directors serve staggered three year terms. This means that only one-third of our directors are elected each year.

Shareholder Proposals and Director Nominations

  Our shareholders can submit shareholder proposals and nominate candidates for the Board of Directors if the shareholders follow advance notice procedures described in our Bylaws.

  To nominate directors, shareholders must submit a written notice to our corporate secretary at least 60 days before a scheduled meeting. The notice must include the name and address of the shareholder and of the nominee, a description of any arrangements between the shareholder and the nominee, information about the nominee required by the SEC, the written consent of the nominee to serve as a director and other information.

  Shareholder proposals must be submitted to our corporate secretary at least 90 days before the first anniversary of the date of our last annual meeting. The notice must include a description of the proposal, the reasons for presenting the proposal at the annual meeting, the text of any resolutions to be presented, the shareholder's name and address and number of shares held and any material interest of the shareholder in the proposal.

  Director nominations and shareholder proposals that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.

Meetings of Shareholders

  Under our Bylaws, meetings of the shareholders may be called only by the chairman of the board, the president or a majority of the Board of Directors. This provision could have the effect of delaying until the next annual shareholders' meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities, because such person or entity, even if it acquired a majority of the outstanding voting securities of Dominion Resources, would be able to take action as a shareholder, such as electing new

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directors or approving a merger, only at a duly called shareholders' meeting.

Amendment of Articles and Bylaws

  Generally, our Articles may be amended by a majority of the outstanding votes entitled to be cast by each voting group entitled to vote on a given matter. Some provisions of the Articles, however, may only be amended or repealed by two-thirds of the votes entitled to be cast by each voting group entitled to vote.

Indemnification

  We indemnify our officers and directors to the fullest extent permitted under Virginia law against all liabilities incurred in connection with their service to us.

Limitation of Liability

  Our Articles provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision applies only to claims against directors arising out of their role as directors and not in any other capacity (such as an officer or employee). Directors remain liable for violations of the federal securities laws and we retain the right to pursue legal remedies other than monetary damages, such as an injunction or rescission for breach of the director's duty of care.

PLAN OF DISTRIBUTION

  We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

  Offered securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

  If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

  Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved.

General Information

  Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any

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

underwriters or agents will be identified and their compensation described in a prospectus supplement.

  We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

  Thomas F. Farrell, II, Esq., who is our Senior Vice President--Corporate and General Counsel, or another of our lawyers, will issue an opinion about the legality of the offered securities for us. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

  Deloitte & Touche LLP, independent accountants, audited our financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement. These documents are incorporated by reference herein in reliance upon the authority of Deloitte & Touche LLP as experts in accounting and auditing in giving the report.

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                                6,000,000 Shares

                       [LOGO OF DOMINION RESOURCES INC.]

                                  Common Stock

                        -------------------------------
                             PROSPECTUS SUPPLEMENT
                        -------------------------------

                              Merrill Lynch & Co.


                               November 21, 2000

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